Exhibit 4(c)(27)
Memorandum of Understanding
Dated: 17 September, 2010

Parties :	Elan Corporation plc (Elan)
Jack Schuler
Vaughn Bryson
Undertakings:
1.	The Irish High Court litigation (2010 No. 8327P) the “Litigation”) will be stayed until further order of the Court. All orders of the High Court in connection with the Litigation will be suspended with liberty to Elan to reapply for their reinstatement in the event that the proceedings are recommenced in accordance with Clause 6 below. The Litigation is to be dismissed as set forth below. The Parties shall not assert any claims against each other anywhere other than in the Irish High Court, save for claims pursuant to the Confidentiality Agreement dated 8th June 2009 between which remains subject to New York Law and jurisdiction.
2.	The Parties agree to the issuance of the press release attached hereto (the “Press Release”), and shall make no other public statements regarding the resolution of their differences except as may be required by law.
3.	Schuler and Bryson have indicated their desire to resign as directors of Elan, but shall remain on the Board at the pleasure of the Chairman, but for no longer than 90 days from the date hereof, and commit to resign at the Chairman’s request prior to such 90th day or upon election of a new Chairman, whichever occurs first, and agree to sign undated Director’s resignation letters (to be dated by the Chairman) in that respect.
4.	Schuler, Bryson and Elan agree to continue to honour and be bound by the June 8, 2009 Letter Agreement and Confidentiality Agreement, except that all references to December 31, 2009 shall be changed to January 1, 2012. The Parties acknowledge that Schuler is a business partner and friend of several significant investors in Elan and that he has regular contacts and communications with such investors, and that such contacts and communications with investors shall not in and of themselves violate the terms of the Letter Agreement except to the extent that they in fact breach Schuler’s obligations under the Letter Agreement.
5.	Should Elan believe that, after the date hereof, Schuler and/or Bryson has materially breached any obligation, then Elan shall refer the matter to a Committee of three independent directors of Elan (comprised of Patrick Kennedy, Dennis Selkoe and Richard Pilnik). Should any member of the Committee cease to be a director, Elan’s Board of Directors shall select an independent director to replace him. The Committee shall determine within 72 hours of presentment based on the information presented to them whether it is more likely than not that a material breach has occurred. In the event that the Committee unanimously determines that it is more likely than not that a material breach has occurred, or if Schuler and/or Bryson should believe that Elan has materially breached any obligation after the date hereof, then the aggrieved party shall present the matter to an independent United States Mediator (to be agreed within 10 days of the date hereof) who shall hear the parties and determine, based on the information presented to him, within 72 hours of presentment, whether it is more likely than not that a material breach has occurred. If such Mediator determines that it is more likely than not that a material breach has occurred, then the aggrieved party shall be permitted to present its grievance to the Irish High Court for determination. Should such Mediator be unwilling or unable to make the aforesaid determination as to whether a material breach has occurred, then the parties shall select an independent United States Mediator to replace him, and failing agreement as to a replacement within 14 days then either party will be able to invite the American Arbitration Association to nominate a substitute independent United States Mediator. No grievance shall be presented and no claims or litigation shall be filed in any forum other than the Irish High Court (save for claims arising under the Confidentiality Agreement). All fees and expenses of such United States Mediator shall be shared equally by the Parties unless otherwise determined by the Mediator. In no circumstances will Schuler and Bryson be liable for legal expenses incurred by Elan prior to the date of this agreement.

6.	A memorandum of discontinuance will be filed on behalf of Elan in the Litigation on or before January 1, 2012 and the parties agree that those proceedings should be dismissed with prejudice unless, prior to that date, and having first followed the procedure set out in clause 5 hereof, Elan has issued new proceedings in respect of a material breach by Schuler and/or Bryson occurring after the date of this agreement, and coincident with dismissal the Parties shall exchange appropriate mutual general releases (the form of which will be negotiated within 10 days of the date hereof).
7.	This Memorandum of Undertaking and any further or related agreements of the Parties shall be legally binding and governed by Irish law and subject to the exclusive jurisdiction of the Irish Courts.

/s/ Jack Schuler
Jack Schuler

/s/ Vaughn Bryson
Vaughn Bryson

/s/ Kelly Martin
Elan Corporation, plc